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
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
FORM 4                         AMENDMENT               Washington, D.C. 20549                         ----------------------------
------------------------------                                                                        OMB Number 3235-0287
Check this box if no longer                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Expires: September 30, 1998
subject to Section 16. Form                                                                           Estimated average burden
4 or Form 5 obligations may                                                                           hours per response......0.5
continue. See Instruction 1(b)
          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                       Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
                                                                                              to Issuer
   Kluge     John       W.                     PHP Healthcare Corporation (PPH)                      (Check all applicable)
                                                                                              Director        X       10% Owner
                                                                                           ----------------------------------------
                                                                                              Officer (give title    Other (specify
                                                                                                       below)               below)
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   (Last)    (First)    (Middle)            3. IRS or Social      4. Statement for
   c/o Metromedia Company                      Security Number       Month/Year
   One Meadowlands Plaza                       of Reporting              6/1998
                                               Person (Voluntary)

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                 (Street)                                         5. If Amendment,         7. Individual or Joint/Group Filing
  East Rutherford     NJ    07073                                    Date of      6/1998      (Check Applicable Line)
                                                                     Original                  X  Form filed by One Reporting Person
                                                                     (Month/Year)             ---
                                                                                                  Form filed by More than One
                                                                                              --- Reporting Person
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   (City)          (State)   (Zip)
                                              Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security             2. Trans-  3. Trans-      4. Securities Acquired (A)  5. Amount of      6. Owner-    7. Nature
   (Instr. 3)                       ation      ation          or Disposed of (D)          Securities        ship         of In-
                                    Date       Code                                       Beneficialy       Form         direct
                                               (Instr. 8)     (Instr. 3, 4, and 5)        Owned at          Direct       Bene-
                                    (Month/                                               End of            (D) or       ficial
                                    Day/    ------------------------------------------    Month             Indirect     Owner-
                                    Year)                             (A) or                                (I)          ship
                                              Code   V       Amount   (D)      Price      (Instr. 3 and 4)  (Instr. 4)   (Instr. 4)
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Common Stock, par value
  .01 per share                                                                           1,500,500.00          I            1
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Common Stock, par value
  .01 per share                   6/12/1998     P           72,300.00    A       $7.86                          I            1
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Common Stock, par value
  .01 per share                   6/15/1998     P          133,400.00    A       $8.13                          I            1
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Common Stock, par value
  .01 per share                   6/16/1998     P           84,500.00    A       $8.11                          I            1
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Common Stock, par value
  .01 per share                   6/18/1998     P           93,000.00    A       $7.97                          I            1
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Common Stock, par value
  .01 per share                   6/19/1998     P          116,300.00    A       $7.90                          I            1
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Common Stock, par value
  .01 per share                   6/24/1998     P          375,000.00    A     $7.4375    1,625,000.00          I            1
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)
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FORM 4 (continued)            Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)


1. Title of   2. Con-  3. Trans-  4. Trans-  5. Number of  6. Date Exer-  7. Title and  8. Price  9. Number  10. Owner-  11. Nature
   Derivative    version  action     action     Derivative    cisable and    Amount        of Der-   of Der-     ship Form   of In-
   Security      or Ex-   Date       Code       Securities    Expiration     Underlying    ivative   ivative     of Deriv-   direct
                 ercise                         Acquired (A)  Date           Securities    Security  Secur-      ative Se-   Bene-
   (Instr. 3)    Price of (Month/    (Instr. 8) or Disposed                                          ities       curity:     ficial
                 Deriva-  Day/Year)             of (D)        (Month/Day/    (Instr. 3    (Instr.5)  Bene-       Direct (D)  Owner-
                 tive Se-                                     Year)          and 4)                  ficially    or Indirect ship
                 curity                         (Instr. 3,                                           Owned at    (l)
                                                4 and 5)                                             End of                 (Instr.
                                                           ---------------------------------         Month       (Instr. 4)  4)
                                                           Date    Expira-         Amount or
                                   ----------------------  Exer-   tion    Title   Number of         (Instr. 4)
                                   Code   V    (A)    (D)  cisable Date            Shares
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Explanation of Responses:
1. This statement is being filed by John W. Kluge, as beneficial owner of the common stock of PHP held by Chase Manhattan Bank and John W. Kluge, Trustees
U/A DTO 5/30/84 As Amended made by and for John W. Kluge, a grantor trust of which John W. Kluge is the beneficial owner.



                                                      /s/ John W. Kluge                    7/14/98
**Intentional misstatements or omission of
facts constitute Federal Criminal Violations.         **Signature of Reporting Person        Date
See 18 U.S.C. 1001 and 15 U.S.C. 781T(a).                       John W. Kluge
Note: File three copies of this Form, one of
which must be manually signed.
If space is insufficient, see Instruction 6
for procedure.
Potential persons who are to respond to the
collection of information contained in this form
are not required to respond unless the form displays
a currently valid OMB Number.                                                               Page 2
                                                                                   SEC 1474 (7-96)

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